Exhibit 1.02

Conflict Minerals Report of Mindray Medical International Limited

Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Mindray Medical International Limited (“Mindray”) for the year ended December 31, 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

In accordance with Rule 13p-1, Mindray undertook a reasonable country of origin inquiry (“RCOI”) to determine whether any of the conflict minerals necessary to the function or production of the products that Mindray manufactures originated in the Democratic Republic of Congo or an adjoining country (“Covered Country”). In conducting its due diligence, Mindray implemented the Conflict Mineral Reporting Template recommended by Electronic Industry Citizenship Coalition, a US-based electronics manufacturing trade association.

Based on the RCOI, Mindray has determined in good faith that for calendar year 2013, either the conflict minerals used in its products are “DRC conflict free,” it has “no reason to believe that such conflict minerals originated in Covered Countries,” or it believes any conflict materials incorporated in their products are from “recycled or scrap sources” (terms as defined in the 1934 Act).

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012.

Conflicts Mineral Disclosure

In undertaking the RCOI, Mindray first identified a list of its suppliers of materials or parts contained in its products that either contained conflict minerals or where it was uncertain whether conflict minerals were contained in those materials or parts. Mindray then distributed approximately 300 surveys to the identified suppliers. The survey, among other things, requested the suppliers to identify the type(s), if any, of conflict minerals included in the products/parts and, if so, inquired whether such conflict mineral originated from a Covered Country, whether such conflict mineral was from recycled or scrap sources or whether such conflict mineral was from a conflicted smelter. More than 75% of the surveys distributed were completed and returned to Mindray.

As a company that develops, manufactures, and markets medical devices, Mindray is several levels removed from the actual mining of conflict minerals. Mindray does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries. Additionally, Mindray requested that the suppliers identify the smelters and refiners of the conflict minerals contained in the relevant materials/parts and compared the identified smelters and refiners against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program for tantalum, tin, tungsten and gold.

Mindray has three primary product business segments — patient monitoring and life support products, in-vitro diagnostic products, and medical imaging systems — and certain other products including orthopedic products, endoscope devices and healthcare IT solutions products. Mindray’s products may be further categorized into medical equipment, accessories, and reagents. Mindray’s reagents products and certain accessories do not contain any of the four conflict minerals. Based on the RCOI, Mindray has determined that its medical equipment and those accessories products which contain, or may contain, conflict minerals are either DRC conflict free; the actual or potential conflict minerals are from recycled or scrap sources; or it has no reason to believe that such actual or potential conflict minerals may have originated in a Covered Country (however, in many instances, the origin of those conflict minerals could not be determined due to lack of information from suppliers).

In the next compliance period, Mindray intends to implement additional measures to further mitigate the risk that necessary conflict minerals included in its products do not benefit armed groups. The steps include:

•	Additional company efforts to increase the survey response rate of its suppliers and improve the information gathered from these efforts; and

•	Development of company-wide conflict minerals management systems and policies.